SunAmerica Asset Management Corp. 2929 Allen Parkway Houston, TX 77019-2118 713.831.3299 713.831.2258 Fax Mark.Matthes@valic.com Mark Matthes Vice President and Senior Counsel

September 22, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	VALIC Company I (the “Registrant”)

Registration Statement on Form N-1A/Post-Effective Amendment pursuant to

Rule 485(b); Post-Effective Amendment No. 57

File Nos. 2-83631/811-3738

Ladies and Gentlemen:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on September 20, 2010 regarding Post-Effective Amendment No. 56 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), filed on July 26, 2010. For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

General Comments

1.	Derivatives-Related Disclosures. Please consider the completeness and accuracy of the derivatives-related disclosures in the registration statement for each portfolio. See, Letter Barry D. Miller to Investment Company Institute, dated July 30, 2010 (Derivatives-Related Disclosures by Investment Companies).

The principal strategies and risk disclosure related to derivatives should be tailored specifically to how each portfolio expects to be managed and should address the strategies that the portfolio expects to be the most important means of achieving its objectives. The disclosure should describe the purpose that the derivatives are expected to serve in the portfolio (e.g., hedging, speculation) and the extent to which derivatives are expected to be used. The prospectus should reflect anticipated derivates usage and provide an investor with a complete risk profile of the Portfolio’s investments taken as a whole.

Please consider as examples:

a) The Global Real Estate Fund (page 26) includes generic Derivatives Risk but does not appear to describe the use of derivatives in the portfolio’s strategy or specific instruments or purposes of such instruments;

b) The Inflation Protected Fund (page 49) broadly discusses derivative instruments in which the fund “may” invest without describing the extent of these investments or their purpose in the portfolio. Risk disclosure also appears to be the identical disclosure used for other portfolios in the registration statement with exposure to derivatives.

Response:        With respect to the examples presented, the Global Real Estate Fund generally does not use derivatives as a principal investment strategy and, as a result, the disclosure has been revised to delete references to investments in derivatives as a principal investment strategy and as a principal investment risk. In addition, with respect to the Inflation Protected Fund, the disclosure has been revised to reflect the purpose and extent to which the Fund invests in derivatives. Currently, the Inflation Protected Fund does not invest in derivatives but may do so in the future and such investments will be on a limited basis and thus, we believe the current risk disclosure is satisfactory.

The principal investment strategy and principal risk disclosure has been revised with respect to (1) the Global Equity Fund and Global Strategy Fund to reflect the specific investment purpose and the investment risks associated with investments in forward foreign currency contracts, and (2) the Health Sciences Fund to reflect the specific investment purpose and the investment risks associated with writing call and put options.

The Registrant will continue to reevaluate the extent and purpose of each Fund’s use of derivatives and consider whether additional investment strategy and/or investment risk disclosure is warranted.

2.	Fees and Expense Table. In reflecting Expenses Reimbursement arrangements in the fee table that continue beyond one year from the effective date of the registration statement, please comply with Instruction 3(e) to Item 3. In particular, disclose the period for which the reimbursement/ waiver is expected to continue, the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. For example, please see Growth & Income Fund.

Response:        With respect to those Funds that have contractual expense limitations in place, the section titled “Fees and Expenses of the Fund” has been revised to reflect that such expense limitations will continue through September 30, 2011. Below is a sample of the proposed disclosure:

The adviser has contractually agreed to waive receipt of its fees and/or reimburse the expenses of the Fund until September 30, 2011, so that the Fund’s Total Annual Fund Operating Expenses After Expense Reimbursement do not exceed [X.XX%]. This agreement will be renewed in terms of one year unless terminated by the Board of Directors prior to any such renewal.

3.	Fees and Expense Table. Please format the fee table captions reflecting Expense Reimbursement arrangements in the manner described in Instruction 3(e) to Item 3. For example, the Inflation Protected Fund should include on one line a caption “Total Annual Portfolio Operating Expenses After Expense Reimbursements.”

Response:        The caption “Total Annual Portfolio Operating Expenses After Expense Reimbursements” has been reformatted to provide that second line of the caption is indented and the net expense percentage [X.XX%] is bottom-justified to the bottom of the box as set forth below.

Total Annual Fund Operating Expenses After Expense Reimbursement	[X.XX%]

4.	Item 9(c) of Form N-1/A. Responses to this Item may only include a summary of the principal risks based on the information given in response to Item 9(c). More complete disclosure of the principal risks is required outside of the summary section in response to Item 9(c). Please include a clearly identifiable and complete Item 9 as required by Form N-1A.

Response:        The Fund Summary for each Fund has been revised to provide a more succinct description of the Fund’s principal investment strategies and principal investment risks. In conjunction with these revisions, a new section entitled “Additional Information About the Funds’ Principal Investment Strategies and Principal Risks” has been added immediately after the Fund Summaries. This new section provides more detail about the Funds' principal investment strategies as well as directs investors to the more detailed descriptions of the relevant principal investment risks, which have been added to the Investment Glossary.

5.	Please include Tandy Representations.

Response:        The representations have been included below.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the SEC is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents, and represents that it will not assert the SEC’s comment process as a defense in any securities-related litigation brought against the Funds.

Please do not hesitate to contact me at (713) 831-3299. If you have comments or if you require additional information regarding the Registrant’s Registration Statement.

Respectfully submitted,

/s/ MARK MATTHES

Mark Matthes